Exhibit 99.12
13 January 2020
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 13 January 2020 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	13 January 2020
Number of ordinary shares purchased	1,356
Average price paid (pence)	4493.0000
Highest price paid (pence)	4493.0000
Lowest price paid (pence)	4493.0000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,258,521,108 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: GMT
Currency: GBp
Aggregated Information
Date of purchase: 13 January 2020
Number of ordinary shares purchased: 1,356
Volume weighted average price paid per share (pence): 4493.0000

Transaction Date and Time	Volume	Price (GBp)	Trading Venue	Transaction Reference Number
13-Jan-2020 11:56:02	66	4493.0000	XLON	11003110000006583-E00GnFzBLZfT20200113
13-Jan-2020 11:56:04	150	4493.0000	XLON	11003110000081701-E00GnFzBLZnN20200113
13-Jan-2020 14:16:06	255	4493.0000	XLON	01003010000118566-E00GnFzBN0QE20200113
13-Jan-2020 14:16:06	167	4493.0000	XLON	01003010000118661-E00GnFzBN0Qm20200113
13-Jan-2020 14:16:06	131	4493.0000	XLON	11003110000118674-E00GnFzBN0QI20200113
13-Jan-2020 14:16:06	106	4493.0000	XLON	01003010000118566-E00GnFzBN0QG20200113
13-Jan-2020 14:16:06	63	4493.0000	XLON	01003010000118661-E00GnFzBN0QK20200113
13-Jan-2020 14:16:06	98	4493.0000	XLON	01003010000118661-E00GnFzBN0QZ20200113
13-Jan-2020 14:16:07	59	4493.0000	XLON	01003010000118755-E00GnFzBN0Sq20200113
13-Jan-2020 14:16:07	90	4493.0000	XLON	01003010000118755-E00GnFzBN0Ss20200113
13-Jan-2020 14:16:08	171	4493.0000	XLON	11003110000118805-E00GnFzBN0U520200113

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
T +44 20 7781 1152
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Investor Relations, United Kingdom
Menno Sanderse
T +44 20 7781 1517
M +44 7825 195 178

David Ovington
T +44 20 7781 2051
M +44 7920 010 978
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462

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